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Exhibit 99.2

Nevada Chemicals, Inc.

News Release

FOR IMMEDIATE RELEASE: MARCH 4, 2008

CONTACT:	John T. Day, President/CEO Kevin L. Davis, CFO Nevada Chemicals, Inc. 801-984-0228

Nevada Chemicals, Inc. Announces 2007 Results

SALT LAKE CITY: UTAH—John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced that for the year ended December 31, 2007, the Company had net income of $4,981,000, or $0.71 per share, an increase of 54%, compared to $3,224,000, or $0.46 per share in 2006. Stockholders' equity increased $2,537,000 or 11% to $25,647,000, compared to $23,110,000 in 2006.

        Nevada Chemicals is engaged in the business of providing strategic chemicals to the gold mining industry within the western United States through its joint venture ownership in Cyanco. Through its wholly owned subsidiary, Winnemucca Chemicals, Inc., Nevada Chemical holds a 50% ownership in Cyanco, and is the joint venture manager of Cyanco's production facility, located in Winnemucca Nevada.

        The increase in net income of 54% or $1,757,000 over our 2006 results is due primarily to: receipt of a payment in connection with the settlement of our litigation with our joint venture partner; the reduction of general and administrative expenses; the reduction of our Canadian tax liability accrual as a result of positive notification from the Canada Customs and Revenue Agency (CCRA) in which they accepted the Company's position on a significant portion of the outstanding Canadian tax audits; and a reduction in income tax and interest expense accruals as compared to 2006, in which the Company accrued and expensed funds related to prior year U.S. tax audits.

        Nevada Chemicals revenue is generated through management fees and equity earnings received from its 50% ownership in Cyanco. The Company had revenues and equity in earnings of $6,555,000, a decrease of $447,000, or 7% as compared to $7,002,000 in 2006. This decrease is due primarily to a decrease in sales volume. These changes in volume are a result of changes in mining operations demand and are not a result of changes in Cyanco customers.

        During 2007, Nevada Chemicals announced quarterly dividends of $0.08 per share in the first quarter, increasing to $0.09 per share each quarter thereafter, for a total of $0.35 per share or $2,444,000 in dividends declared to shareholders of record. The dividend for the 4th quarter was paid in January 2008. At December 31, 2007, the Company's balance sheet was strong, with no long-term debt, and cash and cash equivalents totaling $18 million.

        "We are pleased with our 2007 results," said Day. "We continue to operate with no long term debt and a strong cash position. We settled our litigation with our joint venture partner and perfected our first right of refusal in its joint venture interest. We received positive notification from the CCRA which supported our position on a portion of the outstanding Canadian tax audit. We continue to see strong activity with the gold mines as a result of the increase in the price of gold during this past year, and we anticipate that the strong gold market will translate into ever greater mining activity. However, the continued recent volatility in the price of key raw materials, in particular those related to energy, including natural gas, ammonia, caustic soda, and electricity, do affect the cost of Cyanco products. Fortunately, most of the sales contracts have cost escalators/de-escalators to protect Cyanco as well as the customer."

        Nevada Chemicals, Inc., through its 50% stake in Cyanco, a chemical producer of sodium cyanide located in Winnemucca, Nevada, is the premier producer of strategic chemicals for the gold mining industry of the United States.

NEVADA CHEMICALS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
AND BALANCE SHEET DATA

	Years Ended December 31,
	2007	2006
Revenues and equity in earnings	$6,555,000	$7,002,000
Income before provision for income taxes	$6,636,000	$6,009,000
Net Income	$4,981,000	$3,224,000
Net Income per Common Share, Diluted	$0.71	$0.46
Total Assets	$27,765,000	$25,662,000
Long-Term Debt	$—	$—
Stockholders' Equity	$25,647,000	$23,110,000
Weighted Average Common Shares Outstanding—Diluted	6,999,000	6,961,000
Common Shares Issued and Outstanding at Year End	6,983,172	6,983,172

        Note: The foregoing contains "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company's business prospects and future performance, which consequently may not match the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic conditions, commodity prices, especially that of gold, competitive factors, governmental regulation and policy with respect to mining and the use of chemicals, technological developments and other factors discussed in the Company's report to shareholders on Form 10-K filed with the Securities and Exchange Commission, under the caption "Risks Factors" and elsewhere, which are incorporated herein by this reference.

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  Exhibit 99.2